

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 6, 2017

<u>Via E-mail</u>
John Ruckdaschel, Esq.
Santander Consumer USA Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

Re: **Santander Drive Auto Receivables LLC**
Registration Statement on Form SF-3
Filed January 10, 2017
File No. 333-215494

Dear Mr. Ruckdaschel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Underwriting, page 48</u>

1.   We note that the disclosure refers to "receivables originated by SC" and that "the description does not include any information about the origination and underwriting procedures used by any unaffiliated third-party originators from which SC acquired any receivables transferred to the issuing entity." Please revise to indicate you will include material disclosure of the underwriting criteria for third party unaffiliated originators.

<u>Exceptions to Underwriting Criteria, page 56</u>

2.   You disclose that SC has determined loans should be included in the pool despite lack of available underwriting data or having been originated an exception to the credit policies because SC's "practice is to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by SC to be adverse to the issuing entity." Please revise to include a description of what factors are considered when making the decisions that exception loans should be included in the pool.

Asset-Level Information, page 58

3.   We note your bracketed disclosure stating that for offerings after November 23, 2016, you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

- That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.
- That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
- That each data point included in Form ABS-EE will conform to definition of each item requirement.
- That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and *461* regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric Envall at (202) 551-3234, or me at (202) 551-3850 if you have any questions.

                                                Sincerely,

                                                /s/ Katherine Hsu

                                                Katherine Hsu
                                                Office Chief
                                                Office of Structured Finance

cc: Angela M. Ulum, Esq., Mayer Brown LLP